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6/22/04



04016733

VF 6-17-04

TES
GE COMMISSION
. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|03 AND ENDING 12|31|03
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Madison Avenue, Suite 400
                (No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Risinger   312-432-5102
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
            (Name – if individual, state last, first, middle name)

455 North Cityfront Plaza Drive, Ste 2600, Chicago, IL 60611
(Address)   (City)   (State)   (Zip Code)

JUN 04 2004

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Thomas J. Murphy , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments, LLC , as of December 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

Juli A Pritchard

Notary Public

"OFFICIAL SEAL"
JULI A. PRITCHARD
COMMISSION EXPIRES 09/06/06
NOTARY PUBLIC STATE OF ILLINOIS

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2003 AND 2002

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

	Page
Independent auditors' report	1-2
Oath or Affirmation	3
Consolidated financial statements:	
Statement of financial condition	4
Statement of operations	5
Statement of changes in members' capital and liabilities subordinated to claims of general creditors	6
Statement of cash flows	7
Notes to financial statements	8-11
Supplementary information:	
TJM Investments, LLC:	
Statement of financial condition (unconsolidated)	12
Statement of operations (unconsolidated)	13
Computation of net capital under Rule 15c3-1 (unconsolidated)	14
Consolidated supplementary information:	
Computation for determination of reserve requirements for broker-dealers under Rule 15c3-3	15
Information relating to possession or control requirements under Rule 15c3-3	15
Independent Auditors' Report on Internal Control	16-17



Ostrow Reisin Berk & Abrams, Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone   312.670.7444
Facsimile   312.670.8301
E-mail   info@orba.com
Web site   www.orba.com
Chicago . Joliet

*Independent Affiliate
of BKR International*

Independent Auditors' Report

Board of Directors
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary (the "Company"), (a 99% owned subsidiary of TJM Institutional Services, LLC) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in members' capital and liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Prestige Financial Center, Inc., a wholly-owned subsidiary of K.T. Prestige, LLC (a 50% equity investee of the Company). Those statements were audited by other auditors whose report has been furnished to us and our opinion for 2003 and 2002, insofar as it relates to data included for Prestige Financial Center, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tornheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the procedures applied in the audit of the basic consolidated financial statements and, in our opinion, based upon our audits and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 10, 2004

2

Oath or Affirmation

I, __Thomas J. Murphy__, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Investments, LLC and Subsidiary, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
_____
Signature

Managing Member
Title

Subscribed and sworn
to before me this
__2nd__ day of __June__ 2004

_____
Notary Public

This report contains (check all applicable boxes)

☒	(a)	Facing page.
☒	(b)	Statement of financial condition.
☒	(c)	Statement of income (loss).
☒	(d)	Statement of cash flows.
☒	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☒	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
☒	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☒	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☒	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☒	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☒	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒	(l)	An oath or affirmation.
☐	(m)	A copy of the SIPC supplemental report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒	(o)	Independent auditor's report on internal accounting control.
☐	(p)	Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

3

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2003	2002
ASSETS		
Current assets:		
Cash	$ 343,871	$ 131,638
Accounts receivable	19,675	13,000
Due from employees	43,427	43,493
Prepaid assets	3,066	
Receivable from broker-dealers and clearing organizations	562,597	226,143
Deposits with clearing organizations and others	939,747	1,244,876
Total current assets	1,912,383	1,659,150
Property and equipment:		
Furniture and equipment	834,172	736,383
Less accumulated depreciation	(313,824)	(96,959)
Property and equipment, net	520,348	639,424
Other assets:		
Investment in limited liability company	150,000	200,000
Goodwill	10,000	10,000
Covenant not to compete	15,000	15,000
Total other assets	175,000	225,000
Total assets	$ 2,607,731	$ 2,523,574
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 485,641	$ 82,511
Other liabilities:		
Due under purchase agreement	399,713	400,682
Loan payable, member, subordinated to claims of general creditors	750,000	750,000
Total other liabilities	1,149,713	1,150,682
Members' capital	972,377	1,290,381
Total liabilities and members' capital	$ 2,607,731	$ 2,523,574

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,	2003	2002
Revenue:		
Commissions and incentive fees	$ 2,466,705	$1,393,133
Technical services income	92,275	
Consulting fees	25,900	
Realized gain (loss) on sale of securities	16,760	(1,604)
Unrealized gain on investments	8,486	
Equity in loss in investments in limited liability company	(50,000)	(92,108)
Interest	11,414	11,376
Miscellaneous income		18,056
Total revenue	2,571,540	1,328,853
Operating expenses:		
Employee compensation and related benefits	1,602,746	538,498
Communications	255,961	19,421
Rent and occupancy	93,796	62,744
Order execution expenses	369,108	
Professional fees	147,457	32,114
Other operating expenses	645,476	361,902
Total operating expenses	3,114,544	1,014,679
Net income (loss)	$ (543,004)	$ 314,174

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

		Members' capital		Liabilities subordinated to claims of general creditors
Balance, December 31, 2001	$	875,031		
Members' contributions		210,000		
Issuance of subordinated debt			$	750,000
Members' distributions		(108,824)		
Net income		314,174		
Balance, December 31, 2002		**1,290,381**		**750,000**
Members' contributions		**285,000**		
Members' distributions		**(60,000)**		
Net loss		**(543,004)**		
Balance, December 31, 2003	**$**	**972,377**	**$**	**750,000**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,		2003	2002
Operating activities:			
Net income (loss)	$	(543,004)	$ 314,174
Adjustments to reconcile above to cash provided by (used in) operating activities:			
Equity in loss in limited liability companies		50,000	158,848
Depreciation		216,865	48,612
(Increase) decrease in operating assets:			
Accounts receivable		(6,675)	(13,000)
Employee receivable		66	(43,493)
Prepaid assets		(3,066)	1,809
Receivable from broker-dealers and clearing organizations		(336,454)	(101,943)
Deposits with clearing organizations and others		305,129	(1,020,812)
Increase in operating liabilities:			
Accounts payable and accrued expenses		403,130	54,939
Cash provided by (used in) operating activities		85,991	(600,866)
Investing activities:			
Purchase of furniture and equipment		(97,789)	(606,173)
Purchase of intangible assets			(25,000)
Cash used in investing activities		(97,789)	(631,173)
Financing activities:			
Proceeds from seller financing			400,682
Payments on seller financing		(969)	
Proceeds from loan payable, shareholder			750,000
Members' contributions		285,000	210,000
Members' withdrawals		(60,000)	(108,824)
Cash provided by financing activities		224,031	1,251,858
Increase in cash		212,233	19,819
Cash:			
Beginning of year		131,638	111,819
End of year	$	343,871	$ 131,638

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies

Operations:

The consolidated financial statements of TJM Investments, LLC (the "Company") include the accounts of the Company and its 75 percent owned subsidiary, TJM Trading Systems, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an Illinois Limited Liability Company formed in January 1999 for the purposes of conducting business as a broker-dealer in securities. The Company is 99 percent owned by TJM Institutional Services, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

TJM Trading Systems, LLC was organized on November 19, 2002, as a limited liability company under the laws of the State of Illinois. TJM Trading Systems, LLC provides front end computer software services for use in the securities and futures industries. The Company is scheduled to terminate operations on November 14, 2052.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1.   Nature of business and significant accounting policies (continued)

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management had used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has concluded that realization losses on balances outstanding at year end will be immaterial.

Property and equipment and related depreciation:

Furniture and equipment are recorded at cost. Depreciation is provided by accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. As of December 31, 2003 and 2002, all investments owned by the Company represented nonpublicly traded securities. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2.   Investment in limited liability companies

The Company has a 50% ownership interest in K.T. Prestige, LLC. K.T. Prestige, LLC owns 100% of the Prestige Financial Center, Inc., a broker-dealer registered with the Securities and Exchange Commission. The statement of financial condition of K.T. Prestige, LLC included net goodwill associated with the acquisition of the Prestige Financial Center, Inc. of $723,333 and $793,333 at December 31, 2003 and 2002, respectively.

The Company's management has estimated the fair value of the investment at $150,000 at December 31, 2003 and $200,000 at December 31, 2002. The estimate is based on operating results, financial and economic conditions and other information.

3.   Due under purchase agreement

TJM Trading Systems, LLC purchased certain computer software and equipment during the year ended December 31, 2002 from an unrelated party which financed a portion of the purchase price. The Company currently is required to pay certain liabilities of the seller. The remaining balance under this portion of the agreement was approximately $700 at December 31, 2002. In addition, the Company owes the seller approximately $400,000 at December 31, 2003 and 2002 which is to be paid in quarterly installments equal to 25% of the Company's annual net profits as defined. No interest shall accrue on the unpaid balance.

4.   Related party transactions

The Company has entered into a sublease agreement with its parent whereby the Company leases office space from the parent. Lease payments under this agreement are annual payments of $30,000 due on or before the last day of the calendar year. Rent payments paid to the parent were $30,000 for the years ended December 31, 2003 and 2002.

Substantial expenses of the Company are paid by an affiliate and reimbursed. The amount due to the affiliate was $190,600 and $33,196 at December 31, 2003 and 2002, respectively.

TJM INVESTMENTS, LLC AND SUBSIDIARY

5. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $398,264 which was $393,264 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was 2.3 to 1. At December 31, 2002, the Company had net capital of $191,668, which was $186,668 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was .5 to 1.

7. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current assets:

Cash	$	326,523
Due from employees		43,427
Receivable from broker-dealers and clearing organizations		562,597
Deposits with clearing organizations and others		935,747
Total current assets		1,868,294

Property and equipment:

Furniture and equipment	211,272
Less accumulated depreciation	(121,262)
Property and equipment, net	90,010

Other asset:

Investment in limited liability company	150,000

Total assets	$	2,108,304

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:

Accounts payable and accrued expenses	$	317,631

Other liabilities:

Equity deficit in subsidiary	68,296
Loan payable, member, subordinated to claims of general creditors	750,000
Total other liabilities	818,296

Members' capital	972,377

Total liabilities and members' capital	$	2,108,304

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF OPERATIONS

Year ended December 31, 2003	
Revenue:	
Commissions and incentive fees	$ 2,466,705
Realized gain on sale of securities	16,760
Unrealized gain on investments	8,486
Equity in loss in investments in limited liability company	(50,000)
Equity in loss in subsidiary	(574,220)
Interest	11,414
Total revenue	1,879,145
Operating expenses:	
Employee compensation and related benefits	1,460,148
Communications	33,623
Rent and occupancy	57,796
Order execution expenses	356,893
Professional fees	132,940
Other operating expenses	380,749
Total operating expenses	2,422,149
Net loss	$ (543,004)

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2003

Total members' capital		$ 972,377
Loan payable, member, subordinated to claims of general creditors		750,000
Total capital and allowable subordinated liabilities		1,722,377
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 562,597	
Due from employee	43,427	
Furniture and equipment, net	90,010	
Investment in limited liability company	150,000	846,034
Net capital		876,343
Minimum net capital requirement		5,000
Excess net capital		$ 871,343
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 317,631
Deficit in subsidiary		68,296
Aggregate indebtedness		$ 385,927
Ratio of aggregate indebtedness to net capital		.44 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,147,330
Increase in other charges against capital		(270,987)
Net capital per above		$ 876,343

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2003

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Ostrow · Reisin Berk & Abrams, Ltd.

Certified Public Accountants
NBC Tower · Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone   312.670.7444
Facsimile   312.670.8301
E-mail   info@orba.com
Web site   www.orba.com
Chicago . Joliet

*Independent Affiliate
of BKR International*

Independent Auditors' Report on Internal Control

To the Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and Subsidiary (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tornheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

16

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control system would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 10, 2004